UNITED STATES                     OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION           OMB Number: 3235-0145
                Washington, D.C. 20549                 Expires: October 31, 2002
                                                       Estimated average burden
                     SCHEDULE 13G                      hours per response...14.9

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                            BOWL AMERICA INCORPORATED
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                   102565108
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                                 (CUSIP Number)

                               December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 102565108

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1.    Name of Reporting Person.
      Levy Family LTD Partnership

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2.    Check the Appropriate Box if a Member of a Group (See   (a) [  ]
      Instructions)                                           (b) [  ]

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3.    SEC Use Only

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4.    Citizenship or Place of Organization:  U.S.A.

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Number of      /5.    Sole Voting Power                     0
Shares         /
Beneficial-    /6.    Shared Voting Power                   249,658
ly Owned       /
by Each        /
Reporting      /7.    Sole Dispositive Power                0
Person         /
With           /
               /8.    Shared Dispositive Power              249,658


9.    Aggregate Amount Beneficially Owned by Each           249,658
      Reporting Person

10.   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)

11.   Percent of Class Represented by Amount in Row (9)     6.85%

12.   Type of Reporting Person (See Instructions)           OO

Item 1.
              (a)   Name of Issuer: Bowl America Incorporated

              (b)   Address of Issuer's Principal Executive Offices:
                                      6446 Edsall Road
                                      Alexandria, VA 22312
Item 2.
              (a)   Name of Person Filing:   Levy Family LTD Partnership

              (b)   Address of Principal Business Office or, if none, Residence:
                                             c/o Mr. A. Joseph Levy
                                             General Partner
                                             7001 Marbury Road
                                             Bethesda, MD 20815

              (c)   Citizenship: USA

              (d)   Title of Class of Securities:  Class A Common Stock

              (e)   CUSIP Number:  102565108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                                              Not applicable

Item 4.       Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)   Amount beneficially owned:  249,658 shares.
                                                --------------

              (b)   Percent of class:  6.85%
                                       ------

              (c)   Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote
                           0 shares.
                           --------

                    (ii) Shared power to vote or to direct the vote 249,658 shares.
                           --------------

                    (iii) Sole power to dispose or to direct the disposition of 0 shares.
                              --------

                    (iv) Shared power to dispose or to direct the disposition of 249,658 shares.
                              --------------

     At December 31, 2000, the issuer had a total of 3,579,067 shares of Class A Common Stock (which class is registered under Section 12(b) of the Securities Exchange Act of 1934) outstanding and 1,430,085 shares of Class B Common Stock (which class is not publicly held) outstanding. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The following table sets forth information relating to the beneficial ownership of Class A Common Stock by the reporting person:

         (a)                 (b)                   (c)                     (d)
      Number of           Number of         Number of shares of      Assumed Number of      Column (c)
    Shares of Class    shares of Class         Class A Common        Outstanding Shares        as a
      A Common             B Common          Stock Beneficially      of Class A Common      Percent of
     Stock Owned         Stock Owned               Owned                  Stock             Column (d)
    ------------         -----------               -----                  -----             ----------
    184,623                65,035                 249,658               3,644,102             6.85%


     Mr. A. Joseph Levy, general partner of the Levy Family LTD Partnership, is a director of the issuer.


Item 5.       Ownership of Five Percent or Less of a Class
               Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
               Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
                the Security Being Reported on By the Parent Holding Company
               Not applicable.

Item 8.       Identification and Classification of Members of the Group
          The persons filing this Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934 are identified in Item 2 above.

Item 9.       Notice of Dissolution of Group
               Not applicable.

Item 10.      Certification
               Not applicable

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:      February 8, 2001


                                    Signature: The Levy Family LTD Partnership


                                           By: /s/ A. Joseph Levy
                                               -------------------------------
                                               A. Joseph Levy
                                               General Partner


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations